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     Fording Canadian Coal Trust Proxy Form — Annual General Meeting to be held on May 1, 2007 (the “Meeting”)

          IT IS VERY IMPORTANT THAT YOU PROVIDE VOTING INSTRUCTIONS BY COMPLETING AND SIGNING THE REVERSE SIDE OF THIS PAGE.
     This proxy is solicited by and on behalf of Management of Fording Canadian Coal Trust
     Notes to Proxy

1.	You should indicate your choices on the matters set out on the reverse side of this page by checking the appropriate box. If no choice is specified, your units (“Units”) of Fording Canadian Coal Trust (the “Trust”) will be voted FOR the resolutions described on the reverse side of this page, and in accordance with the proxyholder’s judgment with respect to amendments or variations of the matters set out in the Notice of Annual General Meeting or any other matters which may properly come before the Meeting. The Units represented by this proxy will be voted on any ballot that may be called for in accordance with the instructions contained herein.
2.	To be valid, this proxy must be dated and signed by you, as the registered holder of the Units represented by this proxy (“Unitholder”), or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or by your attorney. Please sign the proxy in the exact manner as the name appears above.
3.	If the Units represented by this proxy are registered in the name of an individual, such individual may provide voting instructions by completing and returning this proxy by mail, courier or hand delivery to the address noted above, or by Internet or telephone.
4.	If the Units represented by this proxy are registered in the name of a corporation, trust, partnership or other form of organization, the most efficient method of delivering voting instructions in respect of those Units is by mail, courier or hand delivery to the address noted above. In such circumstances, the proxy must be executed by a duly authorized officer or attorney of such organization. Such organizations should not provide voting instructions by Internet or by telephone.
5.	If the Units represented by this proxy are registered in the name of an executor, administrator or trustee, please sign exactly in the same manner as the Units are registered.
6.	If the Units represented by this proxy are registered in the name of a deceased Unitholder, the Unitholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the deceased Unitholder must be attached to this proxy.
7.	If the Units represented by this proxy are registered in the name of more than one owner (for example, joint ownership), then all those registered owners must sign this proxy.
8.	If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the Unitholder.
9.	All Unitholders should refer to the Notice of Annual General Meeting of Unitholders and Management Information Circular dated March 19, 2007 (the “Circular”), for further information regarding the Meeting.

10.	If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a Unitholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Michael A. Grandin or Michael S. Parrett as your proxyholder (a “Replacement Proxyholder”), you must insert the name of the Replacement Proxyholder in the blank space provided on the reverse side of this page. In such circumstances, the Replacement Proxyholder must attend the Meeting in order to vote on your behalf. Any Unitholder may appoint a Replacement Proxyholder by properly completing this proxy and delivering it by mail, courier or hand delivery to the address noted above. If you are a Unitholder who is an individual, you can also appoint a Replacement Proxyholder by the Internet.	Fold
11.	Please return your proxy so as to be received no later than 3:00 p.m. (Mountain Standard Time) on April 27, 2007. Although a prepaid envelope is enclosed, there is no assurance that proxies returned by mail will arrive on time to be counted.
Proxies submitted must be received by 3:00 pm, Mountain Standard Time, on April 27, 2007.
PROVIDE VOTING INSTRUCTIONS USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	•	Go to the following web site: www.computershare.com/proxy	•	You can enroll to receive future securityholder communications electronically, by visiting www.etree.ca/fording. When you register for electronic documents a tree will be planted on your behalf.
If you provide voting instructions by telephone or the Internet, DO NOT mail back this proxy.
     To provide voting instructions by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxy

I/We being Unitholders of Fording Canadian Coal Trust hereby appoint: Michael A. Grandin, or failing him Michael S. Parrett, Trustees of the Trust	OR	appointing Print the name if the of person the person is someone you are other than the Trust’s appointees named on this form as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting and all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement and hereby revoke any and all previous appointments of proxyholders and proxies previously given for the Meeting including any adjournment or postponement thereof.
Without limiting the generality of the power hereby conferred, the Units represented by this proxy shall be voted as indicated in the appropriate box below.
1. Election of Trustees

	For	Withhold		For	Withhold		For	Withhold

01. MICHAEL A. GRANDIN	☐	☐	04. DONALD A. PETHER	☐	☐	06. PETER VALENTINE	☐	☐

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02. RICHARD T. MAHLER	☐	☐	05. WARREN S.R. SEYFFERT	☐	☐	07. JOHN B. ZAOZIRNY	☐	☐

03. MICHAEL S. PARRETT	☐	☐

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. DAWN L. FARRELL	☐	☐	04. RICHARD T. MAHLER	☐	☐	07. LESLIE I. PRILLAMAN	☐	☐

02. MICHAEL A. GRANDIN	☐	☐	05. THOMAS J. O’NEIL	☐	☐	08. DAVID A. THOMPSON	☐	☐

03. DONALD R. LINDSAY	☐	☐	06. MICHAEL S. PARRETT	☐	☐
3. Appointment of Auditors Resolution

FOR or WITHHOLD from passing the ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as independent auditors of the Trust for the ensuing year and authorizing the Trustees of the Trust to fix the remuneration of the independent auditors.	For	☐	Withhold	☐

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If no voting preferences are indicated above, the Units represented by this proxy shall be voted FOR the election of the above named nominees as Trustees, FOR the election of the above named nominees as Directors and FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as independent auditors. With respect to amendments or variations regarding the election of Trustees, the election of Directors, the appointment of Auditors, or other matters which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned’s proxyholder to vote on such amendments or variations or such other matters in accordance with the proxyholder’s judgment. By submitting this proxy, the undersigned hereby revokes any proxy previously given.

Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM / DD / YY

*Interim Financial Statements Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	*Annual Review Mark this box if you do NOT wish to receive the Annual Review and accompanying Management’s Discussion and Analysis by mail.	☐
*You can also receive these documents electronically — see opposite page for instructions to enroll for electronic delivery. These documents are also available to be viewed at anytime at www.fording.ca